Mail Stop 6010   August 18, 2006

Dr. Ramesh Zacharias
Chief Executive Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario L5N 2W3 Canada

Re: Med-Emerg International Inc.
**   Supplemental Response for Post Effective Amendment No. 2 to Registration**
**   Statement on Form SB-2, filed July 26, 2006**
**   File No. 333-97441**

Dear Dr. Zacharias:

        Upon review of your draft response on August 18, 2006, we have the following comments:

   1. Please file your draft response letter and proposed changed pages as CORRES on
       EDGAR.

   2. We note your response to our prior comment 2 that the selling stockholders are your
       public warrant holders. We note that you registered the issuance of these warrants and
       the issuance of the common shares underlying the warrants on your F-1, file no. 333-
       21899 and agreed to update that prospectus during any period in which offers or sales are
       being made. It is our understanding that since you had yet to issue the common shares,
       you filed this registration statement, file no. 333-97441, on July 31, 2002 to update the
       prospectus and to register the resale of the common stock issuable pursuant to the
       warrants. It appears, however, that you may have intended to register the issuance of the
       common stock pursuant to the warrants. Please provide us your analysis as to what
       registration or exemption from registration covers the issuance of the common shares
       underlying the warrants, or revise your registration statement so that it reflects the
       registration of the issuance of the warrants and not the resale of the common stock
       issuable pursuant to the warrants.

   3. Please update your disclosure throughout to provide updated financial statements and
       related financial information through June 30, 2006.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Sonia Barros at (202) 551-3655.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David Aboudi, Esq.
        Aboudi & Brounstein
        3 Gavish Street
        Kfar Saba, 44641, Israel